Exhibit 99.3

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders of
Keystone Consolidated Industries, Inc.

[•], 2011

Dear Stockholder:

This notice is being distributed by Keystone Consolidated Industries, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York City time, on [•], 2011 (the “Record Date”), in connection with the distribution in a subscription rights offering (the “Subscription Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock.  The Subscription Rights are described in the Company’s prospectus, dated [•], 2011 (the “Prospectus”).

In the Subscription Rights Offering, the Company is offering an aggregate of up to 3,025,483 shares of Common Stock (the “Underlying Shares”) pursuant to the Prospectus.  The Subscription Rights will expire, if not exercised, by 5:00 p.m., New York City time, on [•], 2011, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, each record holder will receive one Subscription Right for each share of Common Stock owned of record as of the Record Date.  Each whole Subscription Right will allow you to subscribe for 0.25 shares of Common Stock (the “Basic Subscription Right”) at the cash price of $[•] per share (the “Subscription Price”).

No fractional shares of Common Stock will be issued in the Subscription Rights Offering.  You will only be entitled to purchase a whole number of shares of Common Stock, rounded down to the nearest whole share you would otherwise be entitled to purchase.  For example, if you owned 100 shares of Common Stock on the Record Date, you would be granted 100 Subscription Rights and you would have the right to purchase 25 shares of Common Stock for $[•] per share (or a total payment of $[•]).  However, if you owned 103 shares of Common Stock on the Record Date, you would be granted 103 Subscription Rights, but you would have the right to purchase only 25 shares of Common Stock (rounded down to the nearest whole share) for $[•] per share (or a total payment of $[•]).  You may exercise any number of your Subscription Rights, or you may choose not to exercise any Subscription Rights.

If you purchase all of the Underlying Shares available to you pursuant to your Basic Subscription Right, you may also choose to purchase a portion of the Underlying Shares that are not purchased by other stockholders through the exercise of their respective Basic Subscription Rights (the “Over-subscription Privilege”).  If sufficient Underlying Shares are available, the Company will seek to honor the over-subscription requests in full.  If, however, over-subscription requests exceed the number of Underlying Shares available, the Company will allocate the available Underlying Shares pro rata among each person properly exercising the Over-subscription Privilege in proportion to the number of Underlying Shares each person subscribed for under their Basic Subscription Right.  If this pro rata allocation results in any person receiving a greater number of Underlying Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Underlying Shares for which the person over-subscribed, and the remaining Underlying Shares will be allocated among all other persons exercising Over-Subscription Privileges on the same pro rata basis described above.  The proration process will be repeated until all Underlying Shares have been allocated or all over-subscription requests have been fulfilled, whichever occurs earlier.

Assuming the Subscription Rights Offering is completed, the Company intends to use all of the proceeds of the Subscription Rights Offering to declare and pay a special one-time dividend of $[•] per share to all holders of record of Common Stock on the record date to be determined by the Company’s board of directors shortly after completion of the Subscription Rights Offering.

The Company is currently controlled by Contran Corporation (“Contran”).  Contran beneficially owns 9,096,379 shares of Common Stock, which represents approximately 75.2% of the outstanding shares of Common Stock.  Contran has agreed to purchase 2,274,094 Underlying Shares pursuant to its Basic Subscription Rights.  Subject to the availability of Underlying Shares, Contran has also agreed to exercise its Over-Subscription Privilege to the fullest extent possible, which means that even if no stockholders other than Contran exercise their Subscription Rights, the Subscription Rights Offering will nonetheless be fully subscribed.

The Subscription Rights are evidenced by Subscription Rights certificates (the “Subscription Rights Certificates”).  Subscription Rights may not be sold, transferred, or assigned; provided, however, that Subscription Rights are transferable by operation of law (for example, a transfer of Subscription Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to Use of Keystone Consolidated Industries, Inc. Subscription Rights Certificates (“Instructions”);

4.	a Notice of Guaranteed Delivery for Subscription Rights Certificate; and

5.	a return envelope addressed to Computershare Trust Company, N.A., the subscription agent for the Subscription Rights Offering (the “Subscription Agent”).

Your prompt action is requested.  To exercise your Subscription Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, together with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and, if applicable, the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus and the Instructions. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City time, on the Expiration Date.  All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for pursuant to the Basic Subscription Right and, if applicable, the Over-Subscription Privilege as indicated in the Prospectus and the Instructions.  Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Subscription Rights.  Subscription Rights not exercised prior to the Expiration Date will expire without value. The exercise of Subscription Rights may be revoked at any time prior to the Expiration Date by following the procedures indicated in the section entitled “The Subscription Rights Offering–Revocation” in the Prospectus.

Additional copies of the enclosed materials may be obtained by contacting the Subscription Agent, Computershare Trust Company, N.A., at c/o Voluntary Corporate Actions, P.O. Box 4301, Providence, RI 02940-3011, or (781) 575-2332, or the Company’s investor relations department at 5430 LBJ Freeway, Suite 1740, Three Lincoln Centre, Dallas, TX 75240, or (972) 458-0028.

Very truly yours,

KEYSTONE CONSOLIDATED INDUSTRIES, INC.